Exhibit (d)(1)(B)

AMENDMENT NO. 1 TO
THE TORO COMPANY
INVESTMENT, SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN
(2003 Restatement)

     The Toro Company, a Delaware corporation, pursuant to the power of amendment reserved to it in Section 11.1 of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the “Plan”) hereby adopts and publishes this Amendment No. 1 to the Plan.

1.	Effective as of September 2, 2003, a new Section 14.9 is added to the Plan to read as follows:

Section 14.9	Merger with Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan

          (a)     Effective as of September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan (the “Exmark Plan”) is merged with and into the Plan, provided that the Exmark Plan is amended to accomplish that merger as of the same date. On and after September 2, 2003, subject to the special provisions in this Section 14.9, the terms of the Plan shall apply to the accounts (referred to as “Exmark Accounts”) established for receipt of assets transferred from the Exmark Plan into the Plan as part of the merger, and to those individuals who were participants in the Exmark Plan that become Participants in the Plan as of September 2, 2003.

          (b)     Exception: Beneficiary for Exmark Accounts. The Beneficiary for a Participant’s Exmark Account shall be the beneficiary as designated in the Exmark Plan as of September 1, 2003, until the first revocation or change of Beneficiary is made by the Participant in accordance with the rules adopted by the Administrator for the Plan. Upon such a revocation or change of Beneficiary, the Beneficiary of all of a Participant’s Accounts, including the Participant’s Exmark Accounts, shall be the Beneficiary as determined under the Plan.

          (c)     Exception: Toro Investment Fund Contributions. Each individual who was a participant in the Exmark Plan as of September 1, 2003 who becomes a Participant in the Plan as of September 2, 2003, and who is a Qualified Employee shall be eligible for allocations of Toro Investment Fund Contributions with respect to Compensation paid on or after September 2, 2003.

          (d)     Exception: ESOP Contributions. Each individual who was a participant in the Exmark Plan as of September 1, 2003 who becomes a Participant in the Plan as of September 2, 2003, and who is a Qualified Employee shall be eligible for allocations of ESOP Contributions with respect to Compensation paid on or after September 2, 2003.

          (e)     Exception: Pre-Tax Contributions. Each individual who was a participant in the Exmark Plan as of September 1, 2003 and who becomes a Participant in the Plan as of September 2, 2003 shall be deemed to have elected to make Pre-Tax Contributions to the Plan in the same amount as per the deferral contribution election in effect under the Exmark Plan as of September 1, 2003, until such participant otherwise modifies his or her contribution percentage/amount pursuant to Section 4.3.

          (f)     Exception: Matching Contributions. Each individual who was a participant in the Exmark Plan as of September 1, 2003, who becomes a Participant in the Plan as of September 2, 2003, and who has completed one year of Eligibility Service shall be eligible for allocations of Matching Contributions effective as of September 2, 2003 with respect to the Participant’s Pre-Tax Contributions made on or after that date.

          (g)     Exception: Vesting of Exmark Accounts.

               (1)     Each Participant will be 100% Vested in his or her Exmark Accounts attributable to elective deferrals and rollover contributions.

               (2)     Each Participant will be Vested in his or her Exmark Accounts attributable to matching contributions and nonelective contributions (profit sharing contributions) in accordance with the following schedule:

On completion of two years of Vesting Service, twenty percent (20%)

On completion of three years of Vesting Service, forty percent (40%)

On completion of four years of Vesting Service, sixty percent (60%)

On completion of five years of Vesting Service, eighty percent (80%)

On completion of six or more years of Vesting Service, one hundred percent (100%)

          (h)     Exception: Withdrawal of Contributions for Exmark Accounts.

               (1)     Each Participant may request and receive a distribution of a portion or all of the Participant’s Exmark Accounts upon attaining age 59 1/2.

               (2)     Each Participant may request and receive a distribution of a portion or all of the Participant’s Exmark Accounts related to rollover contributions at any time.

          (i)     Exception: Plan Loans of Participants. Each individual who was a participant in the Exmark Plan as of September 1, 2003 and who had a plan loan outstanding that was transferred to the Plan as part of the merger of the Exmark Plan and the Plan shall continue to have such plan loan remain outstanding in accordance with its existing terms. Such plan loans shall continue to be administered in accordance with the terms of the promissory note and plan loan policy in effect immediately before the merger of the Exmark Plan and the Plan. Such Participants must agree to repay all loans by payroll deductions, and any such agreements for payroll deductions between the individual and the Exmark Plan will continue in force for purposes of the repayment of the plan loan to the Plan. All plan loan repayments will be allocated to the appropriate Exmark Account.

     IN WITNESS WHEREOF, The Toro Company has hereunto subscribed its name on this                     day of                                       , 2003.

THE TORO COMPANY

By

Its

STATE OF MINNESOTA	)
) SS.
COUNTY OF HENNEPIN	)

     On this                     day of                                       , 2003, before me personally appeared                                                                             , to me personally known, who, being by me first duly sworn, did depose and say that he [she] is the                                                                              of The Toro Company, the corporation named in the foregoing instrument; and that said instrument was signed on behalf of said corporation by authority of its Board of Directors and he [she] acknowledged said instrument to be the free act and deed of said corporation.

Notary Public